UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2009
Commission File Number: 000-30698

SINA Corporation
(Registrant’s Name)

Room 1802, United Plaza
1468 Nan Jing Road West
Shanghai 200040, China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______

Signatures
Revised Results of Operations and Financial Condition for the Fourth Quarter and Fiscal Year Ended December 31, 2008

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION (Registrant)
Date: June 5, 2009	By:	/s/ Herman Yu
Herman Yu
Chief Financial Officer

SINA Reports Revised Fourth Quarter and Fiscal Year 2008 Financial Results
SHANGHAI, China—June 5, 2009—SINA Corporation (NASDAQ GS: SINA), a leading online media company and mobile value-added service (MVAS) provider for China and for the global Chinese communities, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2008. This press release and the unaudited financial results as of December 31, 2008 and for the three and twelve months ended December 31, 2008 contained in this press release supplant and supersede SINA’s preliminary fourth quarter and fiscal year 2008 financial results announced in the press release issued by SINA on March 16, 2009 (the “Preliminary Release”).
Fourth Quarter 2008 Highlights
•	Net revenues increased 44% year-over-year and declined 4% quarter-over-quarter to $101.5 million, exceeding the Company’s previous guidance of between $98.0 million and $101.0 million.

•	Advertising revenues grew 39% year-over-year and decreased 9% quarter-over-quarter to $69.5 million, within the Company’s previous guidance between $69.0 million and $71.0 million.

•	Non-advertising revenues increased 56% year-over-year and 10% quarter-over-quarter to $32.0 million, exceeding the Company’s previous guidance between $29.0 million and $30.0 million.

•	GAAP net income increased 44% year-over-year and 33% quarter-over-quarter to $25.2 million. Diluted net income per share was $0.42, compared to $0.29 for the same period last year and $0.31 last quarter.

•	Non-GAAP* net income increased 42% year-over-year and 23% quarter-over-quarter to $29.2 million. Non-GAAP diluted net income per share was $0.48, compared to $0.34 for the same period last year and $0.39 last quarter.
Fiscal 2008 Highlights
•	Net revenues increased 50% year-over-year to $369.6 million.

•	Advertising revenues grew 53% year-over-year to $258.5 million.

•	Non-advertising revenues increased 44% year-over-year to $111.1 million.

•	GAAP net income increased 40% year-over-year to $80.6 million. Diluted net income per share was $1.33, compared to $0.97 for fiscal 2007.

•	Non-GAAP net income increased 40% year-over-year to $94.1 million. Non-GAAP diluted net income per share was $1.56, compared to $1.12 for fiscal 2007.

*	Non-GAAP measures are disclosed below and reconciled to the corresponding GAAP measures in the section below titled “Reconciliation of Non-GAAP to GAAP Results.”
Revision to Preliminary Results
The Company’s preliminary results set forth in the Preliminary Release included $1.1 million and $12.6 million of estimated foreign exchange gains for the fourth quarter and fiscal year 2008 mainly related to liquidation dividend distributions and capital repatriation from the closing of certain subsidiaries in the PRC (“foreign exchange gains”), which the Company recognized as other income under non-operating income. As explained in the Preliminary Release, the Company and its independent accountant were in the process of reviewing the requirements for releasing cumulative translation adjustments of liquidated foreign subsidiaries and recognizing foreign exchange gains under Statement of Financial Accounting Standards No. 52, Foreign Currency Translation (“SFAS 52”) and FASB Interpretation 37, Accounting for Translation Adjustments upon Sale of Part of an Investment in a Foreign Entity—an interpretation of FASB Statement No. 52 (“FIN 37”). The Company and its independent accountant have now concluded that based on the requirements set out in the above-noted accounting standard, the Company is required to reverse $0.4 million and $8.2 million in foreign exchange gains from non-operating income and net income in its final results for the fourth quarter and fiscal year 2008, respectively. The adjustments do not impact the Company’s cash position, revenues or income from operations.
Financial Results
For the fourth quarter of 2008, SINA reported net revenues of $101.5 million, compared to $70.7 million in the same period in 2007 and $105.4 million for the third quarter of 2008. Advertising revenues for the fourth quarter of 2008 totaled $69.5 million, representing a 39% increase from the same period last year and a 9% decline from last quarter. Advertising revenues in China in the fourth quarter of 2008 reached $68.7 million, an increase of 40% year over year and a decline of 9% sequentially.
Non-advertising revenues for the fourth quarter of 2008 totaled $32.0 million, a 56% increase from the same period in 2007 and a 10% increase over the previous quarter. MVAS revenues amounted to $30.0 million for the fourth quarter of 2008, representing a 61% increase from the same period in 2007 and an 11% increase quarter over quarter.
For fiscal 2008, SINA reported net revenues of $369.6 million, compared to $246.1 million in 2007. Advertising revenues for fiscal 2008 totaled $258.5 million, an increase of 53% from 2007. Advertising revenues from China reached $255.1 million for fiscal 2008, representing a year-over-year growth of 54%. Non-advertising revenues for fiscal 2008 amounted to $111.1 million, an increase of 44% from 2007. The growth in non-advertising revenues came mostly from MVAS, which generated $103.3 million in revenues for fiscal 2008, representing a 47% increase year-over-year.
Gross margin for the fourth quarter of 2008 was 60%, down from 62% for the same period last year and up from 57% last quarter. Advertising gross margin for the fourth quarter of 2008 was 64%, compared to 64% in the same period last year and 58% for the previous quarter. Non-GAAP advertising gross margin for the fourth quarter of 2008 was 65%, flat over the same period last year and up from 59% last quarter. Lower advertising gross margin in the third quarter of 2008 can be mainly attributed to incremental increases in content and labor costs associated with the coverage of the 2008 Beijing Olympic Games. MVAS gross margin for the fourth quarter of 2008 was 50%, compared to 56% for the same period in 2007 and 53% last quarter. The decline in MVAS gross margin was primarily due to increased costs related to revenue sharing arrangements.

Gross margin for fiscal 2008 was 59%, down from 62% for fiscal 2007. Advertising gross margin for fiscal 2008 was 61%, compared to 62% for fiscal 2007. Non-GAAP advertising gross margin was 63% for fiscal 2008, flat over fiscal 2007. MVAS gross margin for fiscal 2008 was 54%, compared to 58% in the prior year. The decline in MVAS gross margin was primarily due to increased costs related to revenue sharing arrangements.
Operating expenses for the fourth quarter of 2008 totaled $39.3 million, an increase of 39% from the same period last year and a decline of 2% from last quarter. Non-GAAP operating expenses, which exclude stock-based compensation and amortization of intangible assets, were $36.2 million for the fourth quarter of 2008, an increase of 40% from the fourth quarter of 2007 and a decline of 2% from last quarter. The year-over-year increase in operating expenses was mainly due to increases in headcount, bonus and other payroll-related expenses as well as higher marketing expenditures.
Operating expenses for fiscal 2008 were $144.7 million, an increase of 44% from fiscal 2007. Non-GAAP operating expenses were $132.3 million for 2008, an increase of 43% from fiscal 2007. The year-over-year increase in operating expenses primarily relates to higher market expenditures and higher headcount, bonus and other payroll-related expenses.
Income from operations for the fourth quarter of 2008 was $21.5 million, compared to $15.7 million for the same period last year and $20.1 million from last quarter. Non-GAAP income from operations for the fourth quarter of 2008 was $25.6 million, compared to $18.7 million for the same period last year and $24.2 million from last quarter.
Income from operations for 2008 was $74.6 million, compared to $51.0 million last year. Non-GAAP income from operations for 2008 was $90.5 million, compared to $60.9 million last year.
Interest and other income for the fourth quarter of 2008 was $5.5 million, compared to $3.7 million from the same period last year and $4.0 million from last quarter.
Interest and other income for fiscal 2008 was $17.7 million, compared to $12.7 million last year. Other income for 2008 included a gain of $3.1 million as a result of the sale by SINA of a minority equity interest in one of its subsidiaries to E-House (China) Holdings Ltd.
For the fourth quarter of 2008, provision for income taxes was $1.8 million, compared to $1.9 million from the same period last year and $4.4 million from last quarter. On January 1, 2008, a new Enterprise Income Tax (“EIT”) Law came into effect in China. For the first three quarters of 2008, the Company made an income tax provision without considering the tax benefits as a qualified new or high technology enterprise, because the Company was uncertain whether it was entitled to such tax benefits under the new EIT. During the fourth quarter of 2008, certain subsidiaries of the Company were reaffirmed as qualified new or high technology enterprises under the new EIT. Consequently, the Company made a provision for income taxes based on its reaffirmed status for fiscal 2008 and recorded the preferential tax benefits of certain subsidiaries in the fourth quarter of 2008.
For fiscal 2008, provision for income taxes was $14.0 million, compared to $6.5 million for fiscal 2007. The increase in provision for income taxes was mainly due to higher income earned in 2008 as well as higher effective tax rate due to expired tax holidays. Effective tax rate for fiscal 2008 was 14%, compared to 10% for fiscal 2007.
Net income for the fourth quarter of 2008 was $25.2 million, an increase of 44% from the same period last year and 33% from last quarter. Diluted net income per share for the fourth quarter of 2008 was $0.42 compared to $0.29 in the same period last year and $0.31 last quarter. Non-GAAP net income was $29.2 million for the fourth quarter of 2008, an increase of 42% from the same period last year and 23% from the previous quarter. Non-GAAP diluted net income per share for the fourth quarter of 2008 was $0.48, compared to $0.34 in the same period last year and $0.39 last quarter.
Net income for fiscal 2008 totaled $80.6 million or $1.33 diluted net income per share, compared to $57.7 million or $0.97 diluted net income per share for fiscal 2007. Non-GAAP net income was $94.1 million for fiscal 2008 or $1.56 non-GAAP diluted net income per share, compared to $67.1 million or $1.12 non-GAAP diluted net income per share for fiscal 2007.
As of December 31, 2008, SINA’s cash, cash equivalents and short-term investments totaled $603.8 million, compared to $478.0 million at the end of last year. Cash flow from operating activities for the fourth quarter of 2008 was $44.5 million, compared to $31.9 million for the same period last year and $24.0 million for last quarter. For fiscal 2008, cash flow from operating activities was $114.0 million, compared to $89.1 million for fiscal 2007.
Non-GAAP Measures
This release contains non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of the Company’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.
Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Reconciliation of Non-GAAP to GAAP Results.” These non-GAAP measures include non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP net income, non-GAAP diluted net income per share and non-GAAP advertising gross margin.
The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain special items, including stock-based compensation charge, amortization of intangible assets, amortization of convertible debt issuance costs, gain/loss on the sale/purchase of business/investment and gain/loss on the sale of minority interest in subsidiary from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: 1) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose, and 2) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results. The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains and losses (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.
The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors, as such expense will not result in future cash payment and is not indicative of the Company’s core operating results and business outlook.
The Company’s management believes excluding the non-cash amortization expense of intangible assets from its non-GAAP financial measures is useful for itself and investors, because they enable a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future.
The Company’s management believes excluding non-cash amortization expense of issuance cost relating to convertible bonds from its non-GAAP financial measure of net income is useful for itself and investors as such expense does not have any impact on cash earnings.
The Company’s management believes excluding gain/loss on the sale/purchase of a business/ investment and gain/loss on the sale of minority interest in subsidiary from its non-GAAP financial measure of net income is useful for itself and investors, because such gains/losses are not indicative of the Company’s core operating results.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the Company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company. Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.

About SINA
SINA Corporation (NASDAQ GS: SINA) is a leading online media company and mobile value-added service provider for China and for the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services, including region-focused online portals, MVAS, social networking service (SNS), blog, audio and video streaming, album, online games, email, search, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings, and, to a lesser extent, from search and other fee-based services.
Safe Harbor Statement
This announcement contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans. SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. SINA assumes no obligation to update the forward-looking statements in this release and elsewhere. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the current global financial and credit market crisis and its impact on the Chinese economy, the recent slower growth of the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, including the changes by mobile operators in China to their policies for MVAS, the Company’s ability to develop and market other MVAS products, fluctuations in the Company’s quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, the Company’s reliance on mobile operators in China to provide MVAS, any failure to successfully develop and introduce new products and any failure to successfully integrate acquired businesses. Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2007 and its other filings with the Securities and Exchange Commission.
Contact:
Cathy Peng
SINA Corporation
Phone: 8610-82628888 x 3112
Email: ir@staff.sina.com.cn

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except per share data)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31, 2008
	2008	2007	2008	2008	2007
Net revenues:
Advertising	$69,518	$50,130	$76,205	$258,499	$168,926
Non-advertising	32,020	20,559	29,209	111,088	77,201

	101,538	70,689	105,414	369,587	246,127

Cost of revenues:
Advertising (a)	25,152	18,017	32,138	100,008	63,466
Non-advertising	15,566	8,735	13,117	50,327	31,236

	40,718	26,752	45,255	150,335	94,702

Gross profit	60,820	43,937	60,159	219,252	151,425

Operating expenses:
Sales and marketing (a)	21,421	15,198	22,264	79,784	50,555
Product development (a)	8,279	5,905	8,693	30,371	21,942
General and administrative (a)	9,235	6,903	8,709	33,179	26,738
Amortization of intangibles	411	258	411	1,337	1,176

	39,346	28,264	40,077	144,671	100,411

Income from operations	21,474	15,673	20,082	74,581	51,014

Non-operating income:
Interest and other income, net	5,471	3,748	3,979	17,741	12,731
Investment gains (loss)	—	—	(779)	2,358	830
Amortization of convertible debt issuance cost	—	—	—	—	(342)

	5,471	3,748	3,200	20,099	13,219

Income before income taxes	26,945	19,421	23,282	94,680	64,233
Provision for income taxes	(1,788)	(1,910)	(4,429)	(14,042)	(6,504)

Net income	$25,157	$17,511	$18,853	$80,638	$57,729

Basic net income per share	$0.45	$0.32	$0.34	$1.44	$1.05

Diluted net income per share	$0.42	$0.29	$0.31	$1.33	$0.97

Shares used in computing basic net income per share	56,100	55,477	55,964	55,821	55,038
Shares used in computing diluted net income per share	60,277	60,545	60,639	60,474	60,020

Net income used for diluted net income per share calculation:
Net income	$25,157	$17,511	$18,853	$80,638	$57,729
Amortization of convertible debt issuance cost	—	—	—	—	342

	$25,157	$17,511	$18,853	$80,638	$58,071

(a) Stock-based compensation included under SFAS 123R was as follows:
Cost of revenues — advertising	$839	$543	$834	$3,251	$1,788
Sales and marketing	509	350	482	2,107	1,234
Product development	514	352	428	1,984	1,593
General and administrative	1,718	1,515	1,887	6,967	4,097

SINA CORPORATION
RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(U.S. Dollar in thousands, except per share data)

	Three months ended				Three months ended				Three months ended
	December 31, 2008				December 31, 2007				September 30, 2008
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results
		839	(a)							834	(a)
		89	(b)			543	(a)			88	(b)

Gross profit	$60,820	$928		$61,748	$43,937	$543		$44,480	$60,159	$922		$61,081

		(2,741	)(a)			(2,217	)(a)			(2,797	)(a)
		(411	)(b)			(258	)(b)			(411	)(b)

Operating expenses	$39,346	$(3,152)		$36,194	$28,264	$(2,475)		$25,789	$40,077	$(3,208)		$36,869

		3,580	(a)			2,760	(a)			3,631	(a)
		500	(b)			258	(b)			499	(b)

Income from operations	$21,474	$4,080		$25,554	$15,673	$3,018		$18,691	$20,082	$4,130		$24,212

										3,628	(a)
		3,569	(a)			2,760	(a)			469	(b)
		470	(b)			258	(b)			779	(d)

Net income	$25,157	$4,039		$29,196	$17,511	$3,018		$20,529	$18,853	$4,876		$23,729

Diluted net income per share	$0.42			$0.48	$0.29			$0.34	$0.31			$0.39

Shares used in computing diluted net income per share	60,277			60,277	60,545			60,545	60,639			60,639

Net income used in computing diluted net income per share:
Net income	$25,157			$29,196	$17,511			$20,529	$18,853			$23,729
Amortization of convertible debt issuance costs	—			—	—			—	—			—

	$25,157			$29,196	$17,511			$20,529	$18,853			$23,729

Gross margin — advertising	64%	1%		65%	64%	1%		65%	58%	1%		59%

	Twelve months ended				Twelve months ended
	December 31, 2008				December 31, 2007
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

		3,251	(a)
		266	(b)			1,788	(a)

Gross profit	$219,252	$3,517		$222,769	$151,425	$1,788		$153,213

		(11,058	)(a)			(6,924	)(a)
		(1,337	)(b)			(1,176	)(b)

Operating expenses	$144,671	$(12,395)		$132,276	$100,411	$(8,100)		$92,311

		14,309	(a)			8,712	(a)
		1,603	(b)			1,176	(b)

Income from operations	$74,581	$15,912		$90,493	$51,014	$9,888		$60,902

		14,295	(a)			8,712	(a)
		1,513	(b)			1,176	(b)
		779	(d)			342	(c)
		(3,137	)(e)			(830	)(d)

Net income	$80,638	$13,450		$94,088	$57,729	$9,400		$67,129

Diluted net income per share	$1.33			$1.56	$0.97			$1.12

Shares used in computing diluted net income per share	60,474			60,474	60,020			60,020
Net income used in computing diluted net income per share:
Net income	$80,638			$94,088	$57,729			$67,129
Amortization of convertible debt issuance costs	—			—	342			—

	$80,638			$94,088	$58,071			$67,129

Gross margin — advertising	61%	2	% *	63%	62%	1%		63%

(a)	To adjust stock-based compensation charges

(b)	To adjust amortization of intangible assets

(c)	To adjust amortization of convertible debt issuance cost

(d)	To adjust gain/loss on the sale/purchase of business and investments

(e)	To adjust gain on the sale of minority interest in subsidiary

*	Rounding

SINA CORPORATION
UNAUDITED SEGMENT INFORMATION
(U.S. Dollar in thousands)

	Three months ended			Twelve months ended
	December 31, 2008		September 30,	December 31,
	2008	2007	2008	2008	2007

Net revenues
Advertising	$69,518	$50,130	$76,205	$258,499	$168,926
Mobile related	29,993	18,635	27,117	103,318	70,489
Others	2,027	1,924	2,092	7,770	6,712

	$101,538	$70,689	$105,414	$369,587	$246,127

Cost of revenues
Advertising	$25,152	$18,017	$32,138	$100,008	$63,466
Mobile related	14,930	8,111	12,622	48,005	29,339
Others	636	624	495	2,322	1,897

	$40,718	$26,752	$45,255	$150,335	$94,702

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollar in thousands)

	December 31,	December 31,
	2008	2007

Assets

Current assets:

Cash and cash equivalents	$383,320	$271,666
Short -term investments	220,504	206,333
Accounts receivable, net	79,183	56,719
Other current assets	9,424	8,840

Total current assets	692,431	543,558

Property and equipment, net	34,111	26,846
Goodwill and intangible assets, net	94,527	89,358
Other assets	1,425	2,501

Total assets	$822,494	$662,263

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$1,397	$940
Accrued liabilities	80,162	56,931
Income taxes payable	17,391	9,079
Convertible debt	99,000	99,000

Total current liabilities	197,950	165,950

Other long-term liabilities	4,039	1,337

Total liabilities	201,989	167,287

Shareholders’ equity	620,505	494,976

Total liabilities and shareholders’ equity	$822,494	$662,263